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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ----------------
                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               (Amendment No. 28)

                                 ----------------
                               UNILAB CORPORATION

                            (Name of Subject Company)

                                 ----------------
                      QUEST DIAGNOSTICS NEWCO INCORPORATED
                         QUEST DIAGNOSTICS INCORPORATED
                                     Offeror

            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                     Common Stock, Par Value $.01 Per Share

                         (Title of Class of Securities)

                                    904763208

                      (CUSIP Number of Class of Securities)

                                 ----------------
                             Leo C. Farrenkopf, Jr.
                         Quest Diagnostics Incorporated
                          Vice President and Secretary
                               One Malcolm Avenue
                           Teterboro, New Jersey 07608
                                 (201) 393-5000

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)
                                 ----------------
                                    Copy to:
                                Stephen T. Giove
                                  Clare O'Brien
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes to designate any transactions to which the statement relates:

|X|  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

     This Amendment No. 28 ("Final Amendment") amends and supplements the Tender Offer Statement on Schedule TO (this "Schedule TO") filed by Quest Diagnostics Incorporated, a Delaware corporation ("Quest Diagnostics"), and Quest Diagnostics Newco Incorporated ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Quest Diagnostics on May 15, 2002, as amended by Amendment No. 1 on June 7, 2002, Amendment No. 2 on June 24, 2002, Amendment No. 3 on July 2, 2002, Amendment No. 4 on July 11, 2002, Amendment No. 5 on July 17, 2002, Amendment No. 6 on July 19, 2002, Amendment No. 7 on July 31, 2002, Amendment No. 8 on August 14, 2002, Amendment No. 9 on August 28, 2002, Amendment No. 10 on September 12, 2002, Amendment No. 11 on September 20, 2002, Amendment No. 12 on September 26, 2002, Amendment No. 13 on October 10, 2002, Amendment No. 14 on October 24, 2002, Amendment No. 15 on November 7, 2002, Amendment No. 16 on November 21, 2002, Amendment No. 17 on December 2, 2002, Amendment No. 18 on December 6, 2002, Amendment No. 19 on December 20, 2002, Amendment No. 20 on January 6, 2003, Amendment No. 21 on January 7, 2003, Amendment No. 22 on January 17, 2003, Amendment No. 23 on January 21, 2003, Amendment No. 24 on February 4, 2003, Amendment No. 25 on February 11, 2003, Amendment No. 26 on February 19, 2003 and Amendment No. 27 on February 24, 2003. This Schedule TO relates to the offer by Quest Diagnostics, through Purchaser, to exchange all outstanding shares of common stock, par value $.01 per share ("Shares"), of Unilab Corporation, a Delaware corporation (the "Company"), for, at the election of the holder thereof, (i) 0.3424 of a share of common stock, par value $.01 per share, of Quest Diagnostics ("Quest Diagnostics Shares") or
(ii) $19.10 in cash, without interest, upon the terms and subject to the conditions set forth in the Prospectus, dated May 15, 2002, as amended on June 7, 2002, June 24, 2002 and July 11, 2002 (the "Original Prospectus"), as amended and supplemented by Prospectus Supplement No. 1, dated January 21, 2003 ("Prospectus Supplement No. 1" and together with the Original Prospectus, the "Prospectus"), and in the related Letter of Election and Transmittal (together, the Prospectus and the Letter of Election and Transmittal, with any amendments or supplements thereto, collectively constitute the "Offer"). Pursuant to General Instruction H to Schedule TO, this Final Amendment satisfies the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to all securities acquired by Purchaser in the Offer.

Item 8.      Interest in Securities of the Subject Company

          At 12:00 midnight, New York City time, on Tuesday, February 25, 2003, the Offer expired. Based on a preliminary count, more than 36 million Shares were tendered pursuant to the Offer, of which approximately 10.6 million were tendered pursuant to notices of guaranteed delivery. Such Shares constituted more than 99% of the outstanding Shares. On February 26, 2003, effective as of 12:01 a.m., all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment and/or exchange. A copy of the press release announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (a)(30).

Item 12.     Material to Be Filed as Exhibits

(a)(30) Press Release issued by Parent and the Company on February 26, 2003.

Item 13.     Information Required by Schedule 13E-3

             Not applicable.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 26, 2003

                                     QUEST DIAGNOSTICS NEWCO INCORPORATED



                                     By:   /s/  Leo C. Farrenkopf, Jr.
                                           ------------------------------------
                                           Name:  Leo C. Farrenkopf, Jr.
                                           Title:  Vice President and Secretary

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 26, 2003

                                     QUEST DIAGNOSTICS INCORPORATED



                                     By:   /s/  Leo C. Farrenkopf, Jr.
                                           ------------------------------------
                                           Name:  Leo C. Farrenkopf, Jr.
                                           Title:  Vice President and Secretary

                                  EXHIBIT INDEX

Exhibit
No.

(a)(30) Press Release issued by Parent and the Company on February 26, 2003.